

August 30, 2011

<u>VIA FACSIMILE</u>
Robert Vivian, Chairman, President, Chief
Executive Officer and Interim Financial Officer
Shamika 2 Gold, Inc.
1350 Broadway, 11th Floor
New York, New York 10018

> **Re:  Shamika 2 Gold, Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2010**
> **Filed August 26, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 17, 2011**
> **Response Letter Dated August 11, 2011**
> **File No. 000-52689**

Dear Mr. Vivian:

We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief